UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                                 WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                                  September 7,
2021

  By E-Mail

  Andrew M. Freedman, Esq.
  Olshan Frome Wolosky LLP
  1325 Avenue of the Americas
  New York, NY 10019

          Re:     NextGen Healthcare, Inc.
                  Revised Preliminary Proxy Statement filed by Sheldon Razin, Lance E.
                         Rosenzweig, Kenneth H. Fearn, Jr., and Ruby Sharma
                  Filed on September 2, 2021
                  File No. 001-12537

  Dear Mr. Freedman:

          We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

         Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

  Revised Preliminary Proxy Statement

  1.      Please fill in the blanks in your document.

  Cover Letter

  2. You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Please provide a factual foundation for your disclosure in the last sentence of the fifth paragraph of this cover letter. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule
14a-9.
 Andrew M. Freedman, Esq.
Olshan Frome Wolosky LLP
September 7, 2021
Page 2

3. Refer to your disclosure that the election of Mr. Razin and Mr. Rosenzweig would not be counted towards a change of control. Please tell us, with a view toward revised disclosure, the basis for this statement.

4. Please revise the second page of this letter to provide a reference to the quoted language attributed to the company.

5. We note your disclosure in the last paragraph on page ii that the board will fill nine
       vacancies at the annual meeting rather than    hold a true election of
directors.    Please
       provide us with your legal analysis for the statement. It appears, in fact, that the board will be composed of the nine nominees that receive the highest number of votes at the annual meeting.

Cover Page

6. Refer to the paragraph following the list of proposals. With a view toward revised disclosure, please tell us what U.S. federal securities laws you believe the company is violating in conducting the annual meeting and the reincorporation proposal.

Background of the Solicitation, page 2

7.     Revise this section to describe the contents of the company   s letters
to you such that
       security holders are able to assess the company   s response to your
well-described letters
       to the company.

Reasons for the Solicitation, page 3

8. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for the statements that Mr. Margolis is
       an    imperial    chairman, that he has    established an
anti-shareholder culture that is
       exacerbating corporate dysfunction   and stifling organic growth.

9. Revise the first paragraph on page 4 to clarify that Mr. Rosenzweig has less than a third of the number of shares held by Mr. Margolis.

10. Revise the last paragraph of page 4 to clarify whether the compensation paid to Mr.
       Frantz in connection with his separation was part of his then-existing compensation agreements and whether it had been approved by the board or its compensation committee.

11. Revise the first paragraph on page 5 to clarify that the company currently has no debt on its balance sheet as filed in its most recent quarterly report on Form 10-Q and revise the related disclosure as necessary.
 Andrew M. Freedman, Esq.
Olshan Frome Wolosky LLP
September 7, 2021
Page 3


Form of Proxy Card

12. Please include information about the conditioning of proposals on each other.

13. We note that proposals 6A and 6B are mutually exclusive and that if security holders vote on proposal 6A they will be able to only check a box. On the other hand, if security holders vote on proposal 6B, they will have the ability to cumulate votes. Please revise the form of proxy card to present proposals 6A and 6B separately and provide instructions, in connection with proposal 6B, to allow security holders to indicate if they will cumulate their votes and how to document such cumulating in the card.

14. Please tell us what consideration you have given to distributing two separate proxy cards, one for the California company and one for the Delaware company.

15. Please revise the proxy card to provide security holders the opportunity to withhold authority with respect to any other registrant nominee by writing the name of that nominee on the form of proxy. See Rule 14a-4(d)(4)(iii).

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to me at (202) 551-3619.

                                                            Sincerely,

                                                            /s/ Daniel F.
Duchovny
                                                            Daniel F. Duchovny
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions